UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A
                                   Amendment 11

                    Under the Securities Exchange Act of 1934

                              MM Companies, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    55310J107
                                 (CUSIP Number)


                                Seymour Holtzman
                             c/o Jewelcor Companies
                           100 N. Wilkes-Barre Blvd.
                        Wilkes-Barre, Pennsylvania 18702
                                 (570) 822-6277

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                March 31, 2005
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check
the following box: |_|

                                  SCHEDULE 13D

CUSIP No. 55310J107
-------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         dot com Investment Corporation
-------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      |X|
                                                              (b)      | |
-------------------------------------------------------------------------------
3)       SEC USE ONLY

-------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
PURSUANT TO
         ITEMS 2(d) OR 2(e) |_|
-------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                             7)      SOLE VOTING POWER
NUMBER OF                            26,200
SHARES                  -------------------------------------------------------
BENEFICIALLY                 8)      SHARED VOTING POWER
OWNED BY                             - 0 -
EACH                    -------------------------------------------------------
REPORTING                    9)      SOLE DISPOSITIVE POWER
PERSON                               26,200
WITH                    -------------------------------------------------------
                            10)      SHARED DISPOSITIVE POWER
                                     - 0 -
-------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

         26,200
-------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
         |_|
-------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.80%
-------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         CO

-------------------------------------------------------------------------------

                     SCHEDULE 13D

CUSIP No. 55310J107
-----------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Jewelcor Management, Inc.
-------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      |X|
                                                              (b)      | |
-------------------------------------------------------------------------------
3)       SEC USE ONLY

-------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
PURSUANT TO
         ITEMS 2(d) OR 2(e) |_|
-------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Nevada
-------------------------------------------------------------------------------
                             7)      SOLE VOTING POWER
NUMBER OF                            1,410,234
SHARES                  -------------------------------------------------------
BENEFICIALLY                 8)      SHARED VOTING POWER
OWNED BY                             - 0 -
EACH                    -------------------------------------------------------
REPORTING                    9)      SOLE DISPOSITIVE POWER
PERSON                               1,410,234
WITH                    -------------------------------------------------------
                            10)      SHARED DISPOSITIVE POWER
                                     - 0 -
-------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

         1,410,534
-------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
         |_|
-------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         42.88%
-------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         CO
              SCHEDULE 13D

CUSIP No. 55310J107
-------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Seymour Holtzman
-------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)      |X|
                                                              (b)      | |
-------------------------------------------------------------------------------
3)       SEC USE ONLY

-------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

         N/A
-------------------------------------------------------------------------------
5)       CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
PURSUANT TO
         ITEMS 2(d) OR 2(e) |_|
-------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

Florida
-------------------------------------------------------------------------------
                             7)      SOLE VOTING POWER
NUMBER OF                            1,410,234
SHARES                  -------------------------------------------------------
BENEFICIALLY                 8)      SHARED VOTING POWER
OWNED BY                             - 0 -
EACH                    -------------------------------------------------------
REPORTING                    9)      SOLE DISPOSITIVE POWER
PERSON                               1,410,234
WITH                    -------------------------------------------------------
                            10)      SHARED DISPOSITIVE POWER
                                     - 0 -
-------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

         1,410,234
-------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
         |_|
-------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         42.88%
-------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

         IN
                                 SCHEDULE 13D

CUSIP No. 55310J107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Evelyn Holtzman
-------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   |_|
                                                            (b)   [x]
-------------------------------------------------------------------------------
3)    SEC USE ONLY

-------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      N/A
-------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                             |_|
-------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
-------------------------------------------------------------------------------
                        7)    SOLE VOTING POWER
NUMBER OF                     none
SHARES                 ---------------------------------------------------------
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH                   ---------------------------------------------------------
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        none
WITH                   ---------------------------------------------------------
                       10)    SHARED DISPOSITIVE POWER
                              none
-------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      none
-------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [x]
-------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      none
-------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      IN
-------------------------------------------------------------------------------

---------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 55310J107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      S.H. Holdings, Inc.                                            23-2512788
-------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   |_|
                                                            (b)   [x]
-------------------------------------------------------------------------------
3)    SEC USE ONLY

-------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      N/A
-------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                          |_|
-------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
-------------------------------------------------------------------------------
                        7)    SOLE VOTING POWER
NUMBER OF                     none
SHARES                ----------------------------------------------------------
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH                  ----------------------------------------------------------
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        none
WITH                  ----------------------------------------------------------
                        10)   SHARED DISPOSITIVE POWER
                              none
-------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      none
-------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [x]
-------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      none
-------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      CO

                                  SCHEDULE 13D

CUSIP No. 55310j107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Jewelcor Incorporated                                          24-0858676
-------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   |_|
                                                            (b)   [x]
-------------------------------------------------------------------------------
3)    SEC USE ONLY

-------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      N/A
-------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                          |_|
-------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Pennsylvania
-------------------------------------------------------------------------------
                        7)    SOLE VOTING POWER
NUMBER OF                     none
SHARES                ----------------------------------------------------------
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      none
EACH                  ----------------------------------------------------------
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        none
WITH                  ----------------------------------------------------------
                        10)   SHARED DISPOSITIVE POWER
                              none
-------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      none
-------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     [x]
-------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      none
-------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      CO



Item 1.     Security and Issuer.

            This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value (the "Common Stock"), of MM Companies, Inc., a Delaware corporation ("MMCO" or "the Issuer" or "the Company"). The principal executive offices of MM Companies, Inc. are located at 100 N.
Wilkes-Barre Blvd., 4th Floor, Wilkes-Barre, Pennsylvania. 18702.

Item 2.     Identity and Background.

            (a) - (c), (f) This Schedule 13D is being filed jointly by Jewelcor Management, Inc., Jewelcor Incorporated, S.H. Holdings, Inc., dot com Investment Corporation, Seymour Holtzman and Evelyn Holtzman (the "Reporting Persons").

            Jewelcor Management, Inc. ("JMI") is a Nevada corporation which is primarily involved in investment and management services. The address of the principal business and principal offices of JMI is 100 N. Wilkes Barre Blvd., Wilkes Barre, Pennsylvania 18702. The officers and directors of JMI and their principal occupations and business addresses are set forth on
Schedule I attached to this Schedule 13D. Seymour Holtzman, the Chairman, Chief Executive Officer and President of JMI, has sole voting and dispositive power with respect to the shares of Common Stock held by JMI.

            JMI is a wholly owned subsidiary of Jewelcor Incorporated, a Pennsylvania corporation ("Jewelcor") which owns and manages commercial real estate. The address of the principal business and principal offices of Jewelcor is 100 N. Wilkes Barre Blvd., Wilkes Barre, Pennsylvania 18702. The officers and directors of Jewelcor and their principal occupations and business addresses are set forth on Schedule II attached to this Schedule 13D.

            Jewelcor is a wholly owned subsidiary of S.H. Holdings, Inc., a Delaware corporation ("SHI") which acts as a holding company. The address of the principal business and principal offices of SHI is 100 N. Wilkes Barre Blvd., Wilkes Barre, Pennsylvania 18702. The officers and directors of SHI and their principal occupations and business addresses are set forth on
Schedule III attached to this Schedule 13D. Seymour Holtzman and Evelyn Holtzman, his wife, own, as tenants by the entirety, a controlling interest in SHI.

       dot com Investment Corporation is a Delaware corporation formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal offices of dot com Investment Corporation is 100 North Wilkes Barre Blvd., 4th Floor, Wilkes Barre, PA 18702. Mr. Holtzman is an indirect controlling shareholder of dot com Investment Corporation. dot com Investment Corporation is a wholly owned subsidiary of JMI.

            Seymour Holtzman is a United States citizen whose business address is 100 N. Wilkes Barre Blvd., Wilkes Barre, Pennsylvania 18702. Mr. Holtzman's principal occupation is serving as Chairman of the Board of two public companies, Casual Male Retail Group, Inc. and MM Companies, Inc. He also serves as Chairman and Chief Executive Officer of each of JMI, C.D. Peacock, Inc., a Chicago retail jewelry establishment, and S.A. Peck & Company, a Chicago based retail and mail order jewelry company.

            Evelyn Holtzman is a United States citizen whose business address is 100 N. Wilkes Barre Blvd., Wilkes Barre, Pennsylvania 18702.

            (d) and (e) During the last five years, no Reporting Person or other person identified in response to this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 4. Purpose of Transaction.

On March 31, 2005, JMI and the Company executed a consulting agreement, effective as of June 10, 2004, retaining JMI to provide the Company with certain legal, accounting, consulting, management, and other services similar to those of which had been provided by Barington Capital Group, L.P.
prior to May 2004. On June 10, 2004, the Company retained JMI, without executing a definitive written agreement, to serve as a consultant for a fee of $21,500 per month for such services. The Company's principal executive offices are in a space leased by JMI from the Chairman of the Board and his wife, and made available to the Company (without separate charge) through the Company's consulting arrangement with JMI. JMI has also made available to the Company the services of a JMI employee to serve as the Chief Financial Officer of the Company. The definitive agreement with respect to this arrangement was executed on March 31, 2005 and is attached hereto as Exhibit 1. In addition, the Company pays $5,000 per month, to Mr. Holtzman for services performed as the Chairman of the Board.



Item 5.     Interest in Securities of the Issuer.

            (a) As of the date hereof, the Reporting Entities included in this filing own an aggregate of 1,410,234 shares of Common Stock, representing approximately 42.88% of the outstanding shares of Common Stock based upon the 3,297,006 shares of Common Stock outstanding as of March 24, 2005 as reported by MM Companies, Inc. in its Form 10-K filed on March 31, 2005.

            As of the date hereof, dot com Investment Corporation beneficially owns an aggregate of 26,200 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock.

        As of April 7, 2005, JMI beneficially owned an aggregate of 1,410,234 shares of Common Stock, representing approximately 42.88% of the outstanding shares of Common Stock. JMI has sole voting and dispositive power over the shares of Common Stock beneficially owned by it. By virtue of the relationships described under Item 2 of this Schedule 13D, Jewelcor and SHI may both be deemed to have indirect beneficial ownership of the 1,410,234 shares of Common Stock held by JMI. In addition, by virtue of the relationships described under Item 2 of this Schedule 13D, Seymour Holtzman and Evelyn Holtzman may both be deemed to have indirect beneficial ownership of the 1,410,234 shares of Common Stock held by JMI. Seymour Holtzman has sole voting and dispositive power over the shares of Common Stock held by JMI.


            (b) As of the date hereof, each of the Reporting Entities has sole voting and dispositive power over the shares of Common Stock beneficially owned by such Reporting Entity.

            (c)   Not applicable

            (d)   Not applicable.

            (e)   Not applicable.



Item 7.     Material to be Filed as Exhibits.

     Exhibit 1 Consulting Agreement between the Company and JMI.


                                   SIGNATURES

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:      April 8, 2005
                                       DOT COM INVESTMENT CORPORATION


                                       By: /s/ Seymour Holtzman
                                      -----------------------------------
                                       Name:  Seymour Holtzman
                                       Title: President

                                        JEWELCOR MANAGEMENT, INC.

                                       By: /s/ Seymour Holtzman
                                          ----------------------------------
                                          Name:  Seymour Holtzman
                                          Title: President


                                       JEWELCOR INCORPORATED

                                       By: /s/ Seymour Holtzman
                                          ----------------------------------
                                          Name:  Seymour Holtzman
                                          Title: President


                                       S.H. HOLDINGS, INC.

                                       By: /s/ Seymour Holtzman
                                          ----------------------------------
                                         Name:  Seymour Holtzman
                                         Title: President


                                       /s/ Seymour Holtzman
                                       -------------------------------------
                                       Seymour Holtzman



                                       /s/ Evelyn Holtzman
                                       -------------------------------------
                                       Evelyn Holtzman





                                                                      Schedule I


               Directors and Officers of Jewelcor Management, Inc.

Name and Position         Principal Occupation    Principal Business Address
-----------------         --------------------    --------------------------

Seymour Holtzman,         Chairman, Chief         100 North Wilkes Barre Blvd.
Chairman, Chief           Executive Officer,      Wilkes Barre, Pennsylvania
Executive Officer,        President               18702
President                 Jewelcor Management,
                          Inc.

Richard Huffsmith,        Vice President/General  100 North Wilkes Barre Blvd.
Vice President and        Counsel, Jewelcor       Wilkes Barre, Pennsylvania
General Counsel           Management, Inc.        18702

Joseph F. Litchman,       Consultant to           100 North Wilkes Barre Blvd.
Director                  Jewelcor Management,    Wilkes Barre, Pennsylvania
                          Inc.                    18702

Maria Sciandra,           Corporate Secretary     100 North Wilkes Barre Blvd.
Corporate Secretary,      Jewelcor Management,    Wilkes Barre, Pennsylvania
Director                  Inc.                    18702

                                                                     Schedule II


                 Directors and Officers of Jewelcor Incorporated

Name and Position         Principal Occupation    Principal Business Address
-----------------         --------------------    --------------------------

Seymour Holtzman,         Chairman, Chief         100 North Wilkes Barre Blvd.
Chairman, Chief           Executive Officer,      Wilkes Barre, Pennsylvania
Executive Officer,        President               18702
President                 Jewelcor Management,
                          Inc.

Richard Huffsmith,        Vice President/General  100 North Wilkes Barre Blvd.
Vice President and        Counsel, Jewelcor       Wilkes Barre, Pennsylvania
General Counsel           Management, Inc.        18702

Joseph F. Litchman,       Consultant to           100 North Wilkes Barre Blvd.
Director and Treasurer    Jewelcor Management,    Wilkes Barre, Pennsylvania
                          Inc.                    18702

Maria Sciandra,           Corporate Secretary     100 North Wilkes Barre Blvd.
Corporate Secretary,      Jewelcor Management,    Wilkes Barre, Pennsylvania
Director                  Inc.                    18702

                                                                    Schedule III


                   Directors and Officers of SH Holdings, Inc.

Name and Position         Principal Occupation    Principal Business Address
-----------------         --------------------    --------------------------

Seymour Holtzman,         Chairman, Chief         100 North Wilkes Barre Blvd.
Chairman, Chief           Executive Officer,      Wilkes Barre, Pennsylvania
Executive Officer,        President               18702
President                 Jewelcor Management,
                          Inc.

Richard Huffsmith,        Vice President/General  100 North Wilkes Barre Blvd.
Vice President and        Counsel, Jewelcor       Wilkes Barre, Pennsylvania
General Counsel           Management, Inc.        18702

Joseph F. Litchman,       Consultant to           100 North Wilkes Barre Blvd.
Director and Treasurer    Jewelcor Management,    Wilkes Barre, Pennsylvania
                          Inc.                    18702

Maria Sciandra,           Corporate Secretary     100 North Wilkes Barre Blvd.
Corporate Secretary,      Jewelcor Management,    Wilkes Barre, Pennsylvania
Director                  Inc.                    18702